May 16, 2019

John W. Breda
President and Chief Executive Officer
Delmar Bancorp
2245 Northwood Drive
Salisbury, MD 21801

       Re: Delmar Bancorp
           Amendment No. 1 to
           Registration Statement on Form S-4
           Filed May 10, 2019
           File No. 333-230599

Dear Mr. Breda:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to the Form S-1 Filed May 10, 2019

Selected Consolidated Financial and Other Data of Delmar, page 14

1. We have reviewed your response to comment 3. Please revise the presentation of Asset
       Quality information to be consistent with the disclosure appearing on page 147.
Unaudited Pro Forma Combined Financial Information, page 18

2. We have reviewed your response to comment 4. Please provide a note to the Unaudited
       Pro Forma Combined Balance Sheet showing the effect of the exercise of the Series B
       Warrant to the shareholders equity section on the first business day immediately following the effective time of the share exchange.
 John W. Breda
FirstName LastNameJohn W. Breda
Delmar Bancorp
Comapany NameDelmar Bancorp
May 16, 2019
May 16, 2019 Page 2
Page 2
FirstName LastName
Unaudited Pro Forma Combined Statement of Comprehensive Income, page 22

3.       Please advise the staff how you computed the Pro Forma Combined
Average Shares
         Outstanding, basic and diluted. Revise the amounts and calculations, if necessary.
Risk Factors
Partners shareholders will have a reduced ownership and voting interest after the share exchange..., page 25

4. We note your response to comment 11. Please tell us how you computed the percentage calculation of the outstanding shares of Delmar common stock that Partner shareholders will receive in the Share Exchange assuming the exercise of all warrants to purchase Partners common stock as well as the percentage of outstanding shares of
         Delmar common stock that Partner shareholders will receive assuming the exercise of all options and warrants.
Proposal 1: The Share Exchange, page 54

5. We note your disclosure and response to comment 14. Please revise your disclosure to also state that investors should read the share exchange agreement in the context of your disclosures in your filings with the SEC, and be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.
Delmar's Reasons for the Share Exchange, page 76

6. We note your response to comment 17. We are unable to agree with your conclusion that the presentation and opinion from FIG Partners LLC are not "materially relating to the transaction" as noted in Item 4(b) of Form S-4. We note your references on page 78 and
         Section 2.21 of page A-16 to the presentation and opinion as evidence of their materiality to the transaction. Therefore, please include the information required by Item 4(b) of
         Form S-4 regarding this opinion.
Annex E Delmar Financial Statements
Index to Consolidated Financial Statements
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page E-1

7. We have reviewed your response to comment 22. Please revise the first sentence of the third paragraph of the Basis for Opinion section to refer to the audit of the consolidated financial statements pursuant to AS 3101. In addition, ensure that you refer to the consolidated financial statements and your audit as compared to financial statements and audits throughout the report.
 John W. Breda
Delmar Bancorp
May 16, 2019
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christina Harley, Staff Accountant at (202) 551-3695 or
Gus
Rodriguez, Accounting Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff
Attorney at (202) 551-3234 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.



FirstName LastNameJohn W. Breda                            Sincerely,
Comapany NameDelmar Bancorp
                                                           Division of
Corporation Finance
May 16, 2019 Page 3                                        Office of Financial
Services
FirstName LastName